SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number  1-13011

A.                       Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401(k) Plan

777 Post Oak Blvd., Suite 500

Houston, TX  77056

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Comfort Systems USA, Inc.

777 Post Oak Blvd., Suite 500

Houston, TX  77056

Comfort Systems USA, Inc. 401(k) Plan

Financial Statements

December 31, 2008 and 2007

*           All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

   Comfort Systems USA, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2008, and assets (held at end of year) as of December 31, 2008, are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 26, 2009

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value	$130,852,850	$151,337,018
Receivables:
Employer contributions	281,842	353,990
Participant contributions	769,193	1,018,939
Total receivables	1,051,035	1,372,929

Net assets available for benefits	$131,903,885	$152,709,947

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions (Reductions) To Net Assets:
Investment Income (Loss)
Net depreciation in fair value of investments	$(42,286,123)
Interest and dividend income	1,844,809
Total Investment Loss, net	(40,441,314)

Contributions
Employer	4,838,648
Participant	14,116,393
Participant rollovers	1,210,114
Total Contributions	20,165,155

Total Reductions To Net Assets	(20,276,159)

Deductions From Net Assets:
Benefits paid to participants	12,819,786
Corrective distributions	211,480
Administrative expenses	100,315

Total Deductions From Net Assets	13,131,581

Transfers From Other Plans	12,601,678

Net Decrease	(20,806,062)

Net Assets Available For Benefits:
Beginning of Year	152,709,947
End of Year	$131,903,885

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.     Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan, established effective October 1, 1998, as amended and restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees of the Company are eligible to participate in the Plan on the first day of each month coincident with or following the date of hire.  Employees of the Company are eligible to receive the Company’s discretionary matching contributions immediately upon contributing, as defined in the Plan.

Contributions

Participants may elect to defer a percentage or a specified amount (amended and effective July 1, 2008) of their compensation during the plan year which is defined in the Plan and subject to the limits imposed by the Internal Revenue Code (the “IRC”).  Participants may also contribute amounts representing rollover distributions from other qualified plans.

Effective April 1, 2008, the Plan was amended to permit the Company to automatically enroll newly hired employees into the Plan with an automatic deferral of 3% of compensation.  Employees receive notice before the automatic deferral begins.  An employee may opt out of the automatic enrollment within 15 days of receiving the notice by either electing a different deferral percentage or electing not to defer.  If the employee does not direct their contributions, amounts will be invested in a Prudential Retirement Goal Fund based on the employee’s age and target retirement date.

Effective April 1, 2008, the Plan was amended to permit the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder.  Thereafter, the Company designated a series of pooled separate accounts offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) under the names Retirement Goal 2010, Retirement Goal 2020, Retirement Goal 2030, Retirement Goal 2040 and Retirement Goal 2050 as the default investment options under the Plan.  Notice regarding the Company’s designation of those funds as the Plan’s default investment option was provided to Plan participants in March 2008.

The Company may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the Company.  Additional discretionary contributions may be made at the option of the Company, including regular profit-sharing contributions.  Additional discretionary contributions totaled $291,179 for the year ended December 31, 2008.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Participants direct the investment allocation of all contributions.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company discretionary matching contribution, if any, and allocations of (a) the Company’s additional discretionary contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on the participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon.  Participants are 100% vested in Company discretionary contributions plus earnings upon attainment of age 59½, death, or disability.  Participants whose service terminates prior to age 59½ for reasons other than retirement, death, or disability are eligible to receive vested Company discretionary contributions, if any, and interest thereon based on years of continuous service.  A participant is 20% vested in Company discretionary contributions after one year and an additional 20% for each year thereafter.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the participant’s highest outstanding loan balance during the preceding 12 months.  The loans are secured by the balance in the participant’s account.  The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid in up to ten years.  The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator.  Principal and interest are paid ratably through payroll deductions.  Participant loans were $4,288,929 and $4,183,444 at December 31, 2008 and 2007, respectively.

Participant Withdrawals

If a participant is age 59 ½ or older, he or she may withdraw all or a portion of their account balance in the Plan.

If a participant has a “financial hardship” (as that term is defined by the Internal Revenue Service (“IRS”) guidelines), it is possible to withdraw all or portion of their account balance in the Plan up to the amount needed to satisfy the hardship, regardless of age.  Employee pretax contributions are suspended for six months after each hardship withdrawal.

Payment of Benefits

On a participant’s termination of service, a participant may elect to receive the value of the participant’s vested interest in their account balance in the Plan either in the form of a single lump sum payment, installment payments over a period of time the participant elects, or an annuity.  In event a participant’s account balance in the Plan does not exceed $1,000 and the participant does not elect a form of payment, the participant’s vested interest in their account balance in the Plan will be distributed in the form of a single lump sum cash payment.

Forfeitures

Forfeitures occur when a participant terminates employment before becoming 100% vested with respect to their Company discretionary contributions.  Forfeitures shall be used to reduce future Company discretionary contributions or to pay administrative expenses of the Plan.  At December 31, 2008 and 2007, forfeited nonvested accounts totaled $202,172 and $82,433, respectively.  For the year ended December 31, 2008, Company discretionary contributions were reduced by $9,128 from forfeited nonvested accounts.  For the year ended December 31, 2008, administrative expenses of $39,476 were paid from forfeited nonvested accounts.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon plan termination, participants would become 100% vested in their account balances.

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefit payments to participants are recorded upon distribution.

Transfers From Other Plans

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the amount of transfers from other plans.

Merit Mechanical, Inc. 401(k) Employees Retirement Plan merged into the Plan on July 1, 2008, as a result of an acquisition made by the Company.  Transferred assets totaled $3,906,319.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Riddleberger Brothers, Inc.’s 401(k) Profit Sharing Plan merged into the Plan on November 1, 2008, as a result of an acquisition made by the Company.  Transferred assets totaled $8,695,359.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Fair Value Measurement

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurement, for its investments recognized at fair value.  The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.  SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These levels include:

•                  Level 1 - defined as observable inputs such as quoted prices in active markets;

•                  Level 2 - defined as observable inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•                  Level 3 - defined as unobservable inputs in which there is little or no market data available, therefore requiring an entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description for the valuation methodologies used for assets measured at fair value:

•                  Comfort Systems USA, Inc. Common Stock: The stock is valued at the closing price reported on the New York Stock Exchange.

•                  Prudential Guaranteed Income Fund: The fund is valued at contract value, which approximates fair value.  The fund is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fund.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against the fund value for credit risk of the fund issuer or otherwise.

The fund allocation is based on the most updated prospectus information from Prudential for December 31, 2008.  As of December 31, 2008, the fund is compromised of cash (approximately 1%), private securities (approximately 20%), government / U.S. agencies and other commercial mortgage loans (approximately 32%), and public bonds (approximately 47%).

With the exception of the cash portion (level 1), the Plan’s investment in the fund falls into the level 2 category due to being valued using a comparison to similar assets in an active market.  The fund is a stable value product specifically designed for defined contribution plans to provide money market-like liquidity and safety of principal with an attractive rate of return.

•                  Great-West Guaranteed Portfolio Fund: The fund is valued at contract value, which approximates fair value.  The fund is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fund.  The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions.  Interest crediting rate is reset quarterly.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

•                  Pooled Separate Accounts: These accounts are valued on a net unit value basis as determined by Prudential on the last business day of the Plan year.  The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices.  The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities.  A portion of the pooled separate accounts is not quoted on any market; however, the unit price is based on the underlying investments which are traded in an active market and are classified as level 2.

•                  Participant Loans: The loans are valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

Investment Valuation and Income Recognition

The Plan’s investments are held in a group annuity contract with PRIAC, a company of Prudential Financial, Inc. (“Prudential”).  Effective July 1, 2008, in conjunction with the merger of Merit Mechanical Inc., 401(k) Employees Retirement Plan into the Plan, an investment of the Plan is held in a group annuity contract with Great-West Life & Annuity Insurance Company (“Great-West”).  The contract with PRIAC includes the Prudential Guaranteed Income Fund, which is invested in Prudential’s general portfolio.  The contract with Great-West includes the Great-West Guaranteed Portfolio Fund, which is invested in Great-West’s general account.  Both contracts are recorded at contract value, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), respectively, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Management evaluated both investment contracts and determined that they do not have an impact on the Plan’s financial statements as the contract value approximates fair value as of December 31, 2008 and 2007.  The contracts do not have maturity dates and therefore cash flows are unable to be discounted to determine the fair market value, and are therefore calculated as the contract value.  As of December 31, 2008 and 2007, the contract value with PRIAC was $42,301,462 and $31,300,580, respectively, and the contract with Great-West as of December 31, 2008 was $268,133.  The contracts do not have penalties for early withdrawals.  Participant-directed transfers among investment options and distributions will normally be made immediately; however, Prudential and Great-West may exercise their contractual rights to defer a transfer or distribution from the funds.  It has seldom been necessary for Prudential and Great-West to invoke this deferral provision.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The average credited interest for PRIAC was approximately 3.93% and 4.00% for the years ended December 31, 2008 and 2007, respectively.  The rate at which interest was accrued to the contract balance for PRIAC was 3.85% and 4.00% as of December 31, 2008 and 2007.

The rate of credited interest for any period of time will be determined by Great-West and is guaranteed for three-month periods (January 1 through March 31, April 1 through June 30, July 1 through September 30, and October 1 through December 31).  The average credited interest rate for Great-West was approximately 3.33% for the year ended December 31, 2008.  The rate at which interest was accrued to the contract balance for Great-West was 3.35% as of December 31, 2008.

The contracts also include investments in pooled separate accounts, which were stated at fair value as determined by PRIAC and Great-West at December 31, 2008 and 2007, based on the quoted market values of the underlying assets in the separate accounts.  Common stock is stated at fair value based on quotations obtained from national securities exchanges.  Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

3.     Investments

As of December 31, 2008 and 2007, the Plan’s trustees were Prudential Bank & Trust, FSB, PRIAC and Great-West.  Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007

Prudential Guaranteed Income Fund	$42,301,462	$31,300,580
PRIAC pooled separate accounts:
Balanced I/Wellington Management Fund	6,973,264	7,693,663
Large Cap Value/LSV Asset Mgmt	*	9,520,696
Large Cap Growth/Goldman Sachs	11,739,549	17,955,065
Oppenheimer Global Fund (Class A)	8,426,116	12,289,885

Total investments exceeding 5%	69,440,391	78,759,889
Other investments	61,412,459	72,577,129

TOTAL INVESTMENTS	$130,852,850	$151,337,018

*           Investment individually does not represent 5% or more of the net assets available for benefits at the date indicated.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

During 2008, the Plan’s investments (including investments bought, sold, and held during the plan year) depreciated as follows:

Year Ended
December 31, 2008

Common Stock	$(774,180)
Pooled separate accounts	(41,511,943)
$(42,286,123)

4.    Fair Value Disclosures

The assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 fair value hierarchy levels described in Note 2 as of December 31, 2008 are as follows:

		Fair Value Measurements at Reporting Date Using:
	Balance, December 31, 2008 (1)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Comfort Systems USA, Inc. Common Stock	$5,048,792	$5,048,792	$—	$—

Prudential Guaranteed Income Fund	42,301,462	423,015	41,878,447	—

Great-West Guaranteed Portfolio Fund	268,133	—	268,133	—

Pooled Separate Accounts	78,945,534	—	78,945,534	—

Participant Loans	4,288,929	—	—	4,288,929

	$130,852,850	$5,471,807	$121,092,114	$4,288,929

(1)  The fair market value allocation of these funds is based on the most current prospectus at December 31, 2008, provided by Prudential.

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant Loans
Fair value January 1, 2008	$4,183,444

Loan repayments (Principal and Interest)	2,266,075

Loan withdrawals	(2,160,590)

Fair value December 31, 2008	$4,288,929

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

5.              Income Tax Status

The Plan obtained its determination letter on March 25, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

6.              Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

7.              Party-in-Interest Transactions

The Plan invests in various PRIAC and Great-West pooled separate accounts.  These investments are considered party-in-interest transactions because Prudential Bank & Trust, FSB, a company of Prudential, and Great-West serve as trustees of the Plan.  The Plan’s management has approved these investment options.

The Plan also invests in the Company’s common stock.  Transactions in the Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

8.              Subsequent Events

Effective March 1, 2009, Conditioned Air Mechanical Services, Inc.’s 401(k) Plan merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Effective April 1, 2009, Delcard Associates, Inc.’s 401(k) Plan merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Effective May 1, 2009, Air Systems Engineering, Inc.’s 401(k) Profit Sharing Plan merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant

Contributions

EIN: 76-0526487    PN: 001

Year ended December 31, 2008

	Total that constitutes nonexempt prohibited transactions
				Total fully
Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	corrected under VFCP and PTE 2002-51

$12,386	$—	$12,386	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 76-0526487    PN: 001

December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Description of Investment including maturity
	Identity of issue, borrower,	date, rate of interest, collateral, par or
	lessor, or similar party	maturity value	Cost	Current Value

*	Prudential Retirement Ins	Guaranteed Income Fund	N/A	$42,301,462
*	Prudential Retirement Ins	Retirement Goal 2050 Fund	N/A	2,385,665
*	Prudential Retirement Ins	Retirement Goal 2040 Fund	N/A	4,346,266
*	Prudential Retirement Ins	Retirement Goal 2030 Fund	N/A	5,512,517
*	Prudential Retirement Ins	Retirement Goal 2020 Fund	N/A	3,945,973
*	Prudential Retirement Ins	Retirement Goal 2010 Fund	N/A	1,895,865
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	N/A	4,713,833
*	Prudential Retirement Ins	Large Cap Growth/Goldman Sachs	N/A	11,739,549
*	Prudential Retirement Ins	Small Cap Growth/Times Square Fund	N/A	4,662,939
*	Prudential Ret. Brokerage Svcs.	Comfort Systems USA Stock — 473,620 shares	N/A	5,048,792
*	Prudential Retirement Ins	Large Cap Value/LSV Asset Mgmt	N/A	6,338,450
*	Prudential Retirement Ins	Mid Cap Value/Wellington Mgmt	N/A	3,141,682
*	Prudential Retirement Ins	International Blend/The Boston Co	N/A	2,583,418
*	Prudential Retirement Ins	Balanced I/Wellington Management Fund	N/A	6,973,264
*	Prudential Retirement Ins	Oppenheimer Global Fund (Class A)	N/A	8,426,116
*	Prudential Retirement Ins	Mid Cap Growth/Goldman Sachs Fund	N/A	4,811,423
*	Prudential Retirement Ins	NTGI Collect Russell 3000	N/A	3,298,191
*	Prudential Retirement Ins	Wells Fargo Adv Small Cap Z	N/A	4,169,752
*	Great-West Life & Annuity Insurance Company	Guaranteed Portfolio Fund	N/A	268,133
*	Prudential Retirement Ins	AP Fund	N/A	631
	Outstanding Participant Loans	5.00% - 10.50%, various maturity dates	N/A	4,288,929

				$130,852,850

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

By:	/s/ WILLIAM GEORGE
William George
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 26, 2009

INDEX TO EXHIBITS

The following is included as an exhibit to the report:

NUMBER	DESCRIPTION

23.1	Consent of UHY LLP